UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Northern Tier Energy LP

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

665826103

(CUSIP Number)

Lowry Barfield

123 W. Mills Avenue, Suite 200

El Paso, Texas 79901

(915) 534-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665826103

1	Name of Reporting Person Western Refining, Inc.
2	Check the appropriate box if a member of a group* (A): ☐ (B): ☒
3	SEC use only
4	Source of Funds BK, WC, OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 92,947,533*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,947,533*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 92,947,533*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

*	Consists of 35,622,500 common units representing limited partner interests in Northern Tier Energy LP held by NT InterHoldCo LLC and 57,325,033 common units representing limited partner interests in Northern Tier Energy LP held by Western Acquisition Holdings, LLC. Western Refining, Inc. may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in Northern Tier Energy LP.

CUSIP No. 665826103

1	Name of Reporting Person NT InterHoldCo LLC
2	Check the appropriate box if a member of a group* (A): ☐ (B): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 92,947,533*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,947,533*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 92,947,533*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person OO

*	Consists of 35,622,500 common units representing limited partner interests in Northern Tier Energy LP held directly by NT InterHoldCo LLC and 57,325,033 common units representing limited partner interests in Northern Tier Energy LP held indirectly by NT InterHoldCo LLC through its wholly-owned subsidiary, Western Acquisition Holdings, LLC. NT InterHoldCo LLC also owns 100% of the equity interests in Northern Tier Energy GP LLC, the sole general partner of Northern Tier Energy LP.

SCHEDULE 13D

Item 1.	Security and Partnership.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Partnership Common Units”) of Northern Tier Energy LP (the “Partnership”), which has its principal executive offices at 1250 W. Washington Street, Suite 300, Tempe, Arizona 85281. This Amendment is being filed by each of Western Refining, Inc. (“Western”) and NT InterHoldCo LLC (“NT InterHoldCo” and together with Western, the “Reporting Persons”) to amend the Schedule 13D filed on November 22, 2013, as amended and supplemented by Amendment No. 1 filed on October 26, 2015, and as further amended and supplemented by Amendment No. 2 filed on December 22, 2015 (collectively, the “Prior Schedule 13D”). This is the final amendment to the Prior Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects, and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended as follows. The list of Covered Persons set forth on Schedule 1 is hereby amended such that the number next to the heading “Amount Beneficially Owned” under each Covered Person’s name, as applicable, is zero (0), indicating that, following consummation of, and as a result of, the Merger (as defined below), no Covered Person other than Western is the beneficial owner of Partnership Common Units. Moreover, information about Carin M. Barth and William D. Sanders is removed from Schedule 1 as they no longer serve as a directors of Western.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On June 23, 2016, Western Acquisition Co, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Western (“MergerCo”), merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a wholly-owned indirect subsidiary of Western, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 21, 2015, by and among Western, MergerCo, the Partnership and Northern Tier Energy GP LLC, the general partner of the Partnership (“NTI GP”). In connection with the Merger, all of the limited liability company interests in MergerCo outstanding immediately prior to the effective time of the Merger (the “Effective Time”), which were held by Western Acquisition Holdings, LLC (“MergerCo HoldCo”), a wholly-owned direct subsidiary of NT InterHoldCo LLC (“InterHoldCo”), were converted into, in the aggregate, the number of Partnership Common Units (excluding any Partnership Common Units already owned by Western or any of its subsidiaries) issued and outstanding immediately prior to the Effective Time. Immediately following the Merger, InterHoldCo directly owned 35,622,500 Partnership Common Units and indirectly owned, through MergerCo HoldCo, the remaining Partnership Common Units issued and outstanding. Western is deemed the beneficial owners of all the issued and outstanding Partnership Common Units because it owns 100% of the outstanding membership interests in InterHoldCo.

Under the terms of the Merger Agreement, at the effective time of the Merger, NTI unitholders other than Western and its subsidiaries were entitled to elect to receive, but subject to proration either: (i) $15.00 in cash without interest and 0.2986 of a share of Western common stock, (ii) $26.06 in cash without interest or (iii) 0.7036 of a share of Western common stock, for each Partnership Common Unit owned immediately prior to the Merger. The election was subject to proration to ensure that the aggregate cash paid and Western common stock issued in the merger equaled the total amount of cash and number of shares of Western common stock that would have been paid and delivered if all NTI unitholders received $15.00 in cash and 0.2986 of a share of Western common stock per Partnership Common Unit. On June 29, 2016, Western and the Partnership announced the results of the final allocation of merger consideration and distribution of such merger consideration was commenced promptly thereafter.

On June 23, 2016, the independent directors of NTI GP resigned from the NTI GP Board effective on that date.

On June 24, 2016, before trading opened on the New York Stock Exchange (the “NYSE”), the NYSE suspended the trading of the Partnership Common Units and filed with the Securities and Exchange Commission an application on Form 25 to delist and deregister the Partnership Common Units under Section 12(b) of the Securities Exchange Act of 1934.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, a copy of which was filed as Exhibit K to Amendment No. 2 to the Prior Schedule 13D filed on December 22, 2015 and is incorporated by reference in its entirety into this Item 3.

The funding for the Merger consisted of a combination of cash and newly issued or treasury shares of Western common stock. To finance the cash portion of the merger consideration, on June 23, 2016, Western and certain of its subsidiaries entered into the incremental supplement (the “Term Loan Supplement”) to the term loan credit agreement (the “Term Loan Credit Agreement”) among Western, the lender(s) signatory thereto and Bank of America, N.A., as Administrative Agent, and acknowledged by the Guarantors named therein. The Term Loan Supplement established a new tranche of term loans (the “Incremental Term Loans”) under the Term Loan Credit Agreement in an aggregate principal amount of $500,000,000, which Incremental Term Loans benefit from the same covenants, events of default, guarantees and security as the existing term loans under the Term Loan Credit Agreement. The proceeds of the Incremental Term Loans were used to partially fund the Merger and to pay fees and expenses incurred in connection with the incurrence of the Incremental Term Loans.

The foregoing description of the Term Loan Supplement does not purport to be complete and is subject to, and qualified in its entirety by the full text of the Term Loan Supplement, a copy of which is filed hereto as Exhibit L and incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

The response in Item 3 is incorporated herein by reference.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

As a result of the Merger as described in Item 3 (which Item 3 is incorporated herein by reference), neither the Reporting Persons nor the Covered Persons own any publicly-traded Partnership Common Units. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding the following exhibits:

L	Incremental Supplement to the Term Loan Credit Agreement, dated as of June 23, 2016, by and among Western, the lender(s) signatory thereto and Bank of America, N.A., as Administrative Agent and acknowledged by the Guarantors named therein.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2016

WESTERN REFINING, INC.

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer

NT INTERHOLDCO LLC

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer of Western Refining, Inc., as the sole member of NT InterHoldCo LLC

By:	/s/ Lowry Barfield
Name:	Lowry Barfield
Title:	Senior Vice President – Legal, General Counsel and Secretary of Western Refining, Inc., as the sole member of NT InterHoldCo LLC